Form 11-K
ANNUAL REPORT PURSUANT
TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-10351
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
PCS U.S. Employees’ Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Potash Corporation of Saskatchewan Inc.
122 – 1st Avenue South
Saskatoon, Saskatchewan, Canada S7K 7G3

PCS U.S.
Employees’ Savings Plan
Financial Statements as of
December 31, 2010 and 2009, and for the
Year Ended December 31, 2010,
Supplemental Schedule as of and for the Year Ended December 31, 2010,
and Report of Independent Registered Public Accounting Firm

PCS U.S. EMPLOYEES’ SAVINGS PLAN
NOTE:	All other schedules required by Section 29 CFR 2520.103 10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Exhibit 23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator and Participants of the
PCS U.S. Employees’ Savings Plan:
We have audited the accompanying statements of net assets available for benefits of the PCS U.S. Employees’ Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP

Chicago, Illinois
June 17, 2011

PCS U.S. EMPLOYEES’ SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS:
Participant-directed investments — at fair value (Note 3)	$298,315,776	$248,892,225
Receivables:
Notes receivable from participants	6,796,212	6,145,887
Company performance contribution	3,879,983	1,872,065
Unsettled trades — net	1,815,314	21,942

Total receivables	12,491,509	8,039,894

Total assets	310,807,285	256,932,119

LIABILITIES — Corrective distributions payable	(179,047)	(33,381)

NET ASSETS AVAILABLE FOR BENEFITS — At fair value	310,628,238	256,898,738

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(541,706)	623,260

NET ASSETS AVAILABLE FOR BENEFITS	$310,086,532	$257,521,998

See notes to financial statements.

PCS U.S. EMPLOYEES’ SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2010

ADDITIONS:
Company matching contributions	$3,293,830
Company performance contribution	3,879,984
Participant contributions	10,177,629
Rollover contributions	230,553

Total contributions	17,581,996

Investment income:
Net appreciation in fair value of investments (Note 3)	55,053,847
Interest and dividends	2,843,739

Net investment income	57,897,586

Total additions	75,479,582

DEDUCTIONS:
Benefits paid to participants	(22,708,457)
Administrative expenses	(60,925)
Corrective distributions	(145,666)

Total deductions	(22,915,048)

INCREASE IN NET ASSETS	52,564,534

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	257,521,998

End of year	$310,086,532

See notes to financial statements.

PCS U.S. EMPLOYEES’ SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

1.	DESCRIPTION OF PLAN

The following description of the PCS U.S. Employees’ Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan sponsored by PCS Administration (USA), Inc. (the “Company”) covering all eligible employees of the Company; PCS Phosphate Company, Inc.; PCS Sales (USA), Inc.; certain employees of White Springs Agricultural Chemicals, Inc.; and certain employees of PCS Nitrogen, as defined in the Plan. The Employee Benefits Committee of the Company controls and manages the operation and administration of the Plan. Fidelity Management Trust Company (“Fidelity”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

In October 2009, Potash Corporation of Saskatchewan Inc. (“PCS”), the parent company of the Plan sponsor, announced a reduction of personnel at the White Springs, Florida facility. Severance packages were issued to each of those personnel affected (“2009 White Springs Severance Program”). All employees who were eligible to receive plan benefits under the 2009 White Springs Severance Program were fully vested and eligible to receive a 2009 performance contribution, as provided in the Plan. There were no additional Plan enhancements. The reduction did not have any impact on the benefits disclosed in the Plan’s financial statements.

Contributions — Participants may contribute up to 50% of base compensation each year, as defined in the Plan, subject to certain Internal Revenue Code (IRC) limitations. These contributions may be pretax contributions and/or after-tax contributions. Participants who are age 50 and over may also make additional “catch-up” contributions.

The Plan has an automatic enrollment provision, under which new participants are set up with a 3% pretax deferral, unless they formally waive participation or elect a different participation level.

The Company will match $0.50 for each $1.00 of participant contributions, excluding catch-up contributions, up to 6% of base compensation, subject to certain limitations as described in the Plan and the IRC of 1986, as amended. Participants may also rollover amounts representing distributions from other qualified defined benefit or contribution plans (rollover contributions), which are not eligible for the Company match.

The Company may also make a discretionary Company performance contribution ranging from 0% to 3% of each eligible participant’s base pay. The 2010 and 2009 Company performance contributions were 3% and 1.5%, respectively, of each eligible participant’s base pay.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, the Company’s performance contribution when applicable, and allocations of Plan earnings, and is charged with withdrawals, allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Investments — Participants direct the investment of their account balances and contributions into various investment options offered by the Plan. The Plan currently offers Potash Corporation of Saskatchewan Inc. (PCS) common stock, a selection of mutual funds, and one pooled investment stable value fund. The U.S. Government Reserves Fund is used to maintain dividends distributed by a participant’s investment in PCS common stock and is not available as a participant-directed investment option. The PCS stock purchase account is a money market fund that is used in the recordkeeping of the purchases and sales of fractional shares of Company stocks and is not available as a participant-directed investment option.

Participants who are enrolled in the Plan under the automatic enrollment provision and who have not otherwise made an investment election, will have their contributions and the employer contributions invested in the Plan’s “default fund” which has been designated as the Fidelity Freedom Funds, specifically the Freedom Fund that has a target retirement date closest to the year that the participant might retire, based on the participant’s current age and assuming a normal retirement age of 65.

Effective October 1, 2008, the investment option Legg Mason Value Trust FI Class was no longer available for new contributions. A new investment option, T. Rowe Price Dividend Growth Fund, was added to the Plan as of October 26, 2009. All existing balances in the Legg Mason Value Trust F1 Class were transferred into the T. Rowe Price Dividend Growth Fund on January 4, 2010. The Fidelity Overseas Fund was removed as an investment option effective July 1, 2010, and was replaced by the Harbor International Fund — Institutional Class. Existing balances were transferred from the Fidelity Overseas Fund to the Harbor International Fund — Institutional Class on August 2, 2010. The Fidelity OTC Portfolio was added as an additional investment option on December 16, 2010.

Vesting — Participants are immediately vested in their account balances.

Participant Loans — Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of the participant contribution portion of their account balance. Loan terms range from one to five years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at two percentage points above the rate for five-year U.S. Treasury notes on the last day of the preceding calendar quarter in which the funds are borrowed. Loans for the purchase of a primary residence bear interest at the standard lending rate for 20-year fixed rate home mortgage loans. Principal and interest are paid ratably through payroll deductions.

Payments of Benefits — On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s interest in his or her account; or monthly, quarterly, or annual installments over the participant’s estimated life span. Other forms of benefits are also provided to participants whose accounts were transferred from other plans. A participant may elect to receive payment of benefits prior to termination of service, as defined in the Plan. Participants may elect to receive their investment in the PCS stock fund in cash or in whole shares of PCS common stock. The Plan includes an ESOP feature with a dividend payout program whereby participants may elect to receive dividends paid on their shares of PCS common stock in the PCS stock fund.

Plan Amendments — In 2010, the Plan was amended to (1) incorporate provisions for compliance with the requirements of the Heroes Assistance and Relief Tax Act of 2008, (2) consolidate and clarify the provisions addressing the direct rollover of distributions from the Plan, and (3) reflect certain clarifying changes to the Plan.

In 2009, the Plan was amended to comply with the Final Code Section 415 Regulations, the Pension Protection Act of 2006, and subsequent laws and regulations. An amendment was made to memorialize the terms of the 2009 White Springs Severance Program. This amendment identified participants who are covered under the Plan and the various dates of coverage, defined eligibility for a 2009 performance contribution and clarified how severance pay or additional compensation would be considered in determining any type of contributions or benefits under the Plan for participants who qualified for this program. Loan provisions under the Plan were amended to allow participants to continue to make loan repayments after they are no longer actively employed.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including mutual funds, a pooled investment stable value fund, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The PCS common stock is valued at quoted market price. The Fidelity Managed Income Portfolio II (the “Portfolio”) is stated at fair value and then adjusted to contract value as the Portfolio’s investment contracts are fully benefit-responsive. Fair value of the Portfolio is the sum of the fair value of the underlying investments. Contract value of the Portfolio is the sum of participant and Company contributions, plus accrued interest thereon less withdrawals.

In accordance with GAAP, the Portfolio is presented at fair value in participant-directed investments in the statements of net assets available for benefits and an additional line item is presented showing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and pooled investment stable value fund are deducted from income earned on a daily basis and are not separately charged to an expense. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

The Fidelity Managed Income Portfolio II — The Portfolio is a stable value fund that is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans. The Portfolio may invest in fixed interest insurance company investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital and liquidity to pay plan benefits of its retirement plan investors. Fair value of the Portfolio is the net asset value of its holdings at year-end. Underlying securities for which quotations are readily available are valued at their most recent bid prices or are valued on the basis of information provided by a pricing service. Fair value of the underlying investment contracts is estimated using a discounted cash flow model.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Portfolio at contract value. The crediting interest rates were 1.82% and 1.53% at December 31, 2010 and 2009, respectively, which were based on the interest rates of the underlying portfolio of assets. The average yield for the year ended December 31, 2010 was 2.25%.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan or the Plan sponsor, as provided in the Plan.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of participants who had elected to withdraw from the Plan, but had not yet been paid at December 31, 2010 and 2009.

Corrective Distributions Payable — The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

New Accounting Guidance — In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements, adding new requirements for disclosures for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for the Plan’s year ended December 31, 2010, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for the Plan’s year ending December 31, 2011. The Plan has adopted the provisions of ASU No. 2010-06 relating to Levels 1 and 2 disclosures for the year ended December 31, 2010 and will adopt the provisions relating to Level 3 for the year ending December 31, 2011. Other than requiring additional disclosures, the adoption of this new guidance has not and will not have a material impact on the Plan’s financial statements.

In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. This ASU requires participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. This guidance is effective for the Plan’s year ended December 31, 2010. This guidance should be applied retrospectively to all periods presented. The Plan adopted this guidance during 2010 and reclassified participant loans, in the amount of $6,145,887 as of December 31, 2009, from plan investments to a component of receivables in the statements of net assets available for benefits.

3.	INVESTMENTS

The Plan’s investments are shown below. Investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009, are marked with an asterisk as follows:

	2010		2009
Fixed income and bond funds:
Fidelity Managed Income Portfolio II	$54,860,036	*	$49,606,450	*
Fidelity Retirement Money Market Portfolio	11,994,651		13,026,692	*
Fidelity Institutional Short-Intermediate Government Fund	9,468,080		6,649,210
Fidelity U.S. Government Reserves Fund	140		140

Equity funds:
Davis NY Venture A	14,823,304		13,974,819	*
Harbor International Fund — Institutional Class	7,224,597
T. Rowe Price Dividend Growth Fund	5,496,874		66,346
Legg Mason Value Trust FI Class			4,601,354
ABF Large Cap Value Inst	1,020,090		811,105
Fidelity Puritan Fund	10,964,903		10,655,832
Fidelity Growth Company	13,659,463		10,459,391
Fidelity OTC Portfolio	86,509
Fidelity Overseas Fund			6,680,810
Fidelity Mid-Cap Stock Fund	6,608,959		4,915,230
Fidelity Small Cap Stock Fund	4,908,028		3,338,126
Fidelity Freedom Income	903,055		583,571
Fidelity Freedom 2000	335,168		212,469
Fidelity Freedom 2005	46,304		28,564
Fidelity Freedom 2010	2,281,367		1,914,235
Fidelity Freedom 2015	1,702,461		1,523,422
Fidelity Freedom 2020	2,916,452		1,788,832
Fidelity Freedom 2025	1,666,211		1,247,000
Fidelity Freedom 2030	878,920		657,499
Fidelity Freedom 2035	826,486		519,114
Fidelity Freedom 2040	1,013,921		590,612
Fidelity Freedom 2045	443,690		227,214
Fidelity Freedom 2050	563,340		307,838
Fidelity Spartan U.S. Equity Index Fund	8,978,535		7,734,054
PCS common stock	134,642,793	*	106,771,270	*
PCS stock purchase account	1,439		1,026

Total at fair value	$298,315,776		$248,892,225

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Fixed income and bond funds — Fidelity Institutional Short-Intermediate Government Fund	$(28,198)
Equity funds:
Davis NY Venture A	1,416,110
Harbor International Fund — Institutional Class	751,113
T. Rowe Price Dividend Growth Fund	511,043
Legg Mason Value Trust FI Class	88,531
ABF Large Cap Value Inst	112,708
Fidelity Puritan Fund	1,164,219
Fidelity Growth Company	2,300,129
Fidelity OTC Portfolio	(369)
Fidelity Overseas Fund	(360,019)
Fidelity Mid-Cap Stock Fund	1,235,902
Fidelity Small Cap Stock Fund	885,763
Fidelity Freedom Income	45,267
Fidelity Freedom 2000	15,256
Fidelity Freedom 2005	1,065
Fidelity Freedom 2010	155,696
Fidelity Freedom 2015	143,177
Fidelity Freedom 2020	287,390
Fidelity Freedom 2025	163,962
Fidelity Freedom 2030	81,412
Fidelity Freedom 2035	87,240
Fidelity Freedom 2040	105,781
Fidelity Freedom 2045	42,662
Fidelity Freedom 2050	55,705
Fidelity Spartan U.S. Equity Index Fund	1,011,352
PCS common stock	44,780,950

Net appreciation of investments	$55,053,847

The participants in the Plan are able to redeem from the Portfolio immediately. The Portfolio has no redemption restrictions and there is no redemption notice period required for participants.

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of investment funds managed by Fidelity. Fidelity is the trustee as defined by the Plan, and therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for the investment management services were included as a reduction of the return earned on each fund.

At December 31, 2010 and 2009, the Plan held approximately 869,617 and 984,067 shares, respectively, of PCS common stock, with a cost basis of $61,648,757 and $67,852,114, respectively. During the year ended December 31, 2010, the Plan recorded dividend income of $377,180.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

6.	FAIR VALUE MEASUREMENTS

Fair value is defined under GAAP as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate fair value. Fair value measurements establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are described below:

Basis of Fair Value Measurement:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 — Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly. Level 2 inputs may also include pricing models whose inputs are observable or derived principally from or corroborated by observable market data;

Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of the investments apply to the investments held.

Common stock — Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).

Mutual funds — The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Stable value fund — The fair values of participation units in stable value funds are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (Level 2 inputs).

The following table sets forth by level within the fair value hierarchy the Plan investment assets at fair value, as of December 31, 2010 and 2009.

	Investment Assets
	at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3		Total
PCS common stock	$134,642,793	$—		$—	$134,642,793
Mutual funds:
Balanced funds	24,542,278				24,542,278
Large cap equity funds	44,064,775				44,064,775
Mid cap equity funds	6,608,959				6,608,959
Small cap equity funds	4,908,028				4,908,028
International equity funds	7,224,597				7,224,597
Bond fund	9,468,080				9,468,080
Short term funds	11,996,230				11,996,230
Stable value fund		54,860,036			54,860,036

Total investment assets at fair value	$243,455,740	$54,860,036	$		$298,315,776

	Investment Assets
	at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
PCS common stock	$106,771,270	$—	$—	$106,771,270
Mutual funds:
Balanced funds	20,256,202			20,256,202
Large cap equity funds	37,647,069			37,647,069
Mid cap equity funds	4,915,230			4,915,230
Small cap equity funds	3,338,126			3,338,126
International equity funds	6,680,810			6,680,810
Bond fund	6,649,210			6,649,210
Short term funds	13,027,858			13,027,858
Stable value fund		49,606,450		49,606,450

Total investment assets at fair value	$199,285,775	$49,606,450	$—	$248,892,225

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter, dated December 19, 2008, that the Plan was designed in accordance with applicable IRC requirements. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of the financial statements to the Form 5500 as of December 31, 2010 and 2009, is as follows:

	2010	2009
Statements of net assets available for benefits:
Net assets available for benefits per the financial statements	$310,086,532	$257,521,998
Company performance contribution receivable	(3,879,983)	(1,872,065)
Corrective distributions payable at December 31	179,047	33,381
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	541,706	(623,260)
Rounding	(1)	(1)

Net assets available for benefits per the Form 5500 — at fair value	$306,927,301	$255,060,053

Statement of changes in net assets available for benefits:
Increase in net assets per the financial statements	$52,564,534
Increase in Company performance contribution receivable	(2,007,918)
Increase corrective distributions payable at December 31	145,666
Net change in adjustment from fair value to contract value	1,164,966

Net income per Form 5500	$51,867,248

* * * * * *

SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010

		Description of Investment,
		Including Maturity Date,
	Identity of Issuer, Borrower,	Rate of Interest, Collateral,		Current
	Lessor, or Similar Party	Par, or Maturity Value	Cost**	Value

	SHARES OF REGISTERED INVESTMENT COMPANIES:
	Davis Selected Advisors, L.P.	Davis NY Venture A		$14,823,304
	American Beacon Advisors, Inc.	ABF Large Cap Value Inst		1,020,090
	Harbor International Fund	Institutional Class		7,224,597
	T. Rowe Price Investment Services, Inc.	TRP Dividend Growth Fund		5,496,874
*	Fidelity Management Trust Company	Puritan Fund		10,964,903
*	Fidelity Management Trust Company	Growth Company		13,659,463
*	Fidelity Management Trust Company	OTC Portfolio		86,509
*	Fidelity Management Trust Company	Retirement Money Market Portfolio		11,994,651
*	Fidelity Management Trust Company	Mid-Cap Stock Fund		6,608,959
*	Fidelity Management Trust Company	Small Cap Stock Fund		4,908,028
*	Fidelity Management Trust Company	Freedom Income		903,055
*	Fidelity Management Trust Company	Freedom 2000		335,168
*	Fidelity Management Trust Company	Freedom 2005		46,304
*	Fidelity Management Trust Company	Freedom 2010		2,281,367
*	Fidelity Management Trust Company	Freedom 2015		1,702,461
*	Fidelity Management Trust Company	Freedom 2020		2,916,452
*	Fidelity Management Trust Company	Freedom 2025		1,666,211
*	Fidelity Management Trust Company	Freedom 2030		878,920
*	Fidelity Management Trust Company	Freedom 2035		826,486
*	Fidelity Management Trust Company	Freedom 2040		1,013,921
*	Fidelity Management Trust Company	Freedom 2045		443,690
*	Fidelity Management Trust Company	Freedom 2050		563,340
*	Fidelity Management Trust Company	Spartan U.S. Equity Index Fund		8,978,535
*	Fidelity Management Trust Company	Institutional Short-Intermediate Government Fund		9,468,080
*	Fidelity Management Trust Company	U.S. Government Reserves Fund	$140	140
*	COMMINGLED POOL — Fidelity Management Trust Company	Managed Income Portfolio II		54,860,036
*	POTASH CORPORATION OF SASKATCHEWAN	PCS common stock, 869,616.954 shares		134,642,793
*	PCS STOCK PURCHASE ACCOUNT	Money market	1,439	1,439

	PARTICIPANT-DIRECTED INVESTMENTS			298,315,776

*	PARTICIPANT LOANS	Due 2011 through 2030; interest rates 3.25% to 8.25%.		6,796,212

	TOTAL ASSETS HELD FOR INVESTMENT			$305,111,988

*	Party-in-interest.

**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

PCS U.S. Employees’ Savings Plan (Name of Plan)

Date: June 17, 2011	/s/ David R. Haverick
	Name:	David R. Haverick
	Title:	Senior Director, Corporate Benefits and HR Finance
PCS Administration (USA), Inc., as Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23.1	Consent of Deloitte & Touche LLP